Form 20-F/A
period 2017-12-31
Ablynx NV
filed 2018-04-05
CIK 1617582

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Ablynx NV for the year ended December 31, 2017 (the “2017 20-F”), which was filed with the Securities and Exchange Commission on March 26, 2018, is being filed solely to furnish Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101, which contains interactive data files in eXtensible Business Reporting Language (XBRL), was not previously filed with the 2017 20-F due to the 30-day grace period for initial interactive data submission.

Except as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any information set forth in the 2017 20-F or reflect any events that occurred subsequent to the filing of the 2017 20-F on March 26, 2018.

Item 19 Exhibits

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

ABLYNX NV

/s/ Edwin Moses
By:	Edwin Moses, Ph.D.
Title:	Chief Executive Officer (Principal Executive Officer)

Date: April 5, 2018